                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                             Commission File No.
                                                                   0-10737

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form N-SAR

             For Period Ended:   December 31, 1998

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:___________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Stuart Entertainment, Inc.
________________________________________________________________________________
Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable


3211 Nebraska Avenue
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)


Council Bluffs, Iowa  51501
________________________________________________________________________________
City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Stuart Entertainment, Inc. (the "Company") is involved in negotiations with certain creditors of the Company, including its primary lender and an ad hoc noteholders committee, to explore alternatives for restructuring the Company's outstanding indebtedness. As a result, additional time is necessary to complete the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Lawrence X. Taylor               (712)             323-1488
         _____________________________  ________________  ______________________
                 (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects significant changes in the results of operations for the fiscal year ended December 31, 1998 compared to the fiscal year ended December 31, 1997 due to increased competition based on pricing in the Company's industry and the gaming industry in general and increased expenses incurred by the Company in connection with the consolidation of manufacturing locations. Anticipated condensed financial information for these years is as follows:


                                                 Twelve Months    Twelve Months
                                                    Ended            Ended
STATEMENTS OF OPERATIONS                           12/31/98         12/31/97
                                                  ---------        ---------
Revenues                                          $ 118,642        $ 121,578
Operating costs                                     138,074          137,360
Loss from operations                                 19,432           15,782
Other income and expense
   including income taxes                              (211)          (2,429)
Net loss                                          $  19,221        $  13,353
Basic and diluted loss per share                  $    2.77        $    1.94




                           Stuart Entertainment, Inc.
     ______________________________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 1, 1999                 By   /s/ Lawrence X. Taylor
       ___________________________        ______________________________________
                                          Lawrence X. Taylor, Executive Vice
                                          President and Chief Financial Officer